                                                                   EXHIBIT 99.39

[TRIZEC CANADA LOGO]                                                NEWS RELEASE

For Immediate Release

CONTACT:
Robert B. Wickham
Senior Vice President,
Chief Financial Officer
(416) 682-8600
(877) 239-7200

                TRIZEC CANADA REPORTS FIRST QUARTER 2004 RESULTS
                           All amounts in U.S. dollars

TORONTO, MAY 12, 2004 - Trizec Canada Inc. (TSX: TZC) today reported first quarter financial and operating results. The Company reported net income for the three months ended March 31, 2004 of US$30.7 million or US$0.51 per share, compared to net income of US$59.8 million or US$1.00 per share for the same period last year.

      Trizec Canada's net income for the first quarter ended March 31, 2004 reflects its approximate 40% interest in Trizec Properties' net income. The decrease in net income for the three months ended March 31, 2004 over the same period last year is primarily attributable to a decrease in gains related to property sales. Financial information for Trizec Canada is attached.

      The Company continues to make progress on the monetization of its remaining assets in line with the Plan of Arrangement with the completion of the CN Tower transaction generating US$39 million during the first quarter and collection of a US$17 million receivable from Brandenburg Park subsequent to the end of the first quarter. As a result, Trizec Canada held cash and investments of US$149.0 million at March 31, 2004 before receipt of the US$17 million payment in April 2004. Consistent with the objectives of the Plan of Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders as Trizec Properties paid per share of its common stock in January and in April 2004.

      Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc., a real estate investment trust (REIT), one of North America's largest owners of commercial office properties. Trizec Properties trades on the New York Stock Exchange under the symbol TRZ. Trizec Properties' first quarter results were issued on May 6, 2004, and may be accessed directly on its web site at www.trz.com. For more information, visit Trizec Canada's web site at www.trizeccanada.com.

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This Press Release contains forward-looking statements relating to Trizec
Canada's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada's principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated May 30, 2003.

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                              [TRIZEC CANADA LOGO]

The following information presents the financial position and results of operations of Trizec Canada on a basis that highlights the impact of the Plan of Arrangement and isolates the financial position and operating results of Trizec Properties under Canadian generally accepted accounting principles.

Trizec Properties prepares its consolidated financial statements in accordance with United States generally accepted accounting principles. With respect to Trizec Canada's accounting for Trizec Properties, the major difference between Canadian and United States GAAP is that Trizec Canada under Canadian GAAP uses the proportionate consolidation method of accounting for joint ventures rather than the cost, equity or full consolidation methods.

                           CONSOLIDATED BALANCE SHEETS
                     (in millions of United States dollars)

                                                         MARCH 31, 2004
                                              --------------------------------   DECEMBER 31,
                (UNAUDITED)                     TRIZEC     TRIZEC                   2003
              (US $ MILLIONS)                 PROPERTIES   CANADA      TOTAL        TOTAL
-------------------------------------------   ----------   -------   ---------   ------------
ASSETS

   Properties                                 $  4,546.4         -     4,546.4      4,779.6
   Cash and cash equivalents                        30.6      56.5        87.1        233.2
   Restricted cash                                  75.6      10.0        85.6        115.1
   Investments - marketable securities                 -      82.5        82.5            -
   Investments - other                                 -     329.9       329.9        329.9
   Other assets                                    356.7      17.6       374.3        416.1
   Future income taxes                                 -      94.6        94.6         94.9
                                              ----------     -----   ---------      -------
                                              $  5,009.3     591.1     5,600.4      5,968.8
                                              ==========     =====   =========      =======
LIABILITIES

   Long-term debt                             $  2,691.8         -     2,691.8      3,092.7
   Exchangeable debentures
     - carrying amount                                 -     720.5       720.5        688.1
     - deferred amount                                 -     170.4       170.4        202.8
   Accounts payable and accrued liabilities
                                                   311.5      60.7       372.2        385.2
                                              ----------     -----   ---------      -------
                                              $  3,003.3     951.6     3,954.9      4,368.8
                                              ==========     =====

NON-CONTROLLING INTERESTS                                              1,206.7      1,170.5

SHAREHOLDERS' EQUITY                                                     438.8        429.5
                                                                     ---------      -------
                                                                     $ 5,600.4      5,968.8
                                                                     =========      =======

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                              [TRIZEC CANADA LOGO]

                        CONSOLIDATED STATEMENTS OF INCOME
                     (in millions of United States dollars)

                                          3 MONTHS ENDED MARCH 31, 2004   3 MONTHS ENDED MARCH 31, 2003
              (UNAUDITED)                ------------------------------   -----------------------------
   (US $ MILLIONS, EXCEPT PER SHARE        TRIZEC    TRIZEC                TRIZEC    TRIZEC
               AMOUNTS)                  PROPERTIES  CANADA     TOTAL    PROPERTIES  CANADA     TOTAL
---------------------------------------  ----------  -------  ---------  ----------  -------  ---------
RENTAL OPERATIONS

  Rental revenue                         $    224.4      -        224.4    239.4        9.6       249.0
  Operating costs                             (73.9)     -        (73.9)   (75.7)      (5.6)      (81.3)
  Property taxes                              (26.5)     -        (26.5)   (29.1)      (0.4)      (29.5)
                                         ----------   ----    ---------    -----      -----   ---------
RENTAL INCOME                                 124.0      -        124.0    134.6        3.6       138.2

  General and administrative
    expense                                    (4.3)  (1.9)        (6.2)   (10.2)      (1.6)      (11.8)
  Interest (expense) income, net              (43.9)   1.3        (42.6)   (45.6)      (1.3)      (46.9)
                                         ----------   ----    ---------    -----      -----   ---------
REAL ESTATE OPERATING INCOME BEFORE THE
  FOLLOWING ITEMS                              75.8   (0.6)        75.2     78.8        0.7        79.5

  Depreciation expense                        (45.2)     -        (45.2)   (44.8)      (0.4)      (45.2)
  Exchangeable debentures
     interest expense, net                        -   (4.8)        (4.8)       -       (4.8)       (4.8)
  Gain on sale of properties, net              20.3      -         20.3     20.7       47.7        68.4
  Gain on lawsuit settlement                    0.1      -          0.1        -          -           -
  Recovery on insurance claims                  0.2      -          0.2      5.3          -         5.3
  Foreign exchange gains                        3.3   10.4         13.7        -        3.1         3.1
  Gain on early retirement of debt              0.3      -          0.3      2.5          -         2.5
  Derivative loss                              (2.1)     -         (2.1)       -          -           -
                                         ----------   ----    ---------    -----      -----   ---------
INCOME BEFORE TAXES AND NON-CONTROLLING
  INTERESTS                                    52.7    5.0         57.7     62.5       46.3       108.8

  Income and other corporate
    taxes                                      (7.0)  (0.6)        (7.6)    (1.7)     (10.8)      (12.5)
                                         ----------   ----    ---------    -----      -----   ---------

INCOME BEFORE NON-CONTROLLING INTERESTS        45.7    4.4         50.1     60.8       35.5        96.3
  Non-controlling interests                   (32.8)     -        (32.8)   (36.2)         -       (36.2)
                                         ----------   ----    ---------    -----      -----   ---------

INCOME FROM CONTINUING OPERATIONS              12.9    4.4         17.3     24.6       35.5        60.1
DISCONTINUED OPERATIONS                        14.2   (0.8)        13.4     (0.3)         -        (0.3)
                                         ----------   ----    ---------    -----      -----   ---------

NET INCOME                               $     27.1    3.6         30.7     24.3       35.5        59.8
                                         ==========   ====    =========    =====      =====   =========

INCOME PER SHARE
   Basic and Diluted
     Continuing operations                                    $    0.29                       $    1.00
                                                              =========                       =========
     Discontinued operations                                  $    0.22                       $       -
                                                              =========                       =========
     Net income                                               $    0.51                       $    1.00
                                                              =========                       =========

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